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                                                                    EXHIBIT 99.5

                  [American Maize-Products Company Letterhead]

                                                                  March 17, 1995

Dear Shareholder:

     American Maize-Products Company (the "Company") has begun an offering (the "Offering") of up to 757,943 shares of its Class B Common Stock, $.80 par value (the "Class B Common Stock"), to holders of record of Class B Common Stock at the close of business on March 3, 1995 (the "Record Date"). The shares are being offered pursuant to nontransferable subscription rights ("Rights") to subscribe for and purchase shares of Class B Common Stock at a price of $40.00 per share (the "Subscription Price"). As a holder of record on the Record Date, you will receive .435 Rights for each share of Class B Common Stock held of record by you on the Record Date. The aggregate number of Rights issued by the Company to each shareholder pursuant to the Offering will be rounded up to the next whole number. Each whole Right will entitle the holder thereof to subscribe for and purchase at the Subscription Price one share of Class B Common Stock. The number of Rights to which you are entitled is printed on the front of your Subscription Right Certificate. No more than 757,943 shares of Class B Common Stock, in the aggregate, will be issued upon exercise of the Rights. Class B Common Stock not subscribed for pursuant to the Offering will be purchased, upon satisfaction of certain conditions, by Cerestar USA, Inc., a wholly owned subsidiary of Eridania Beghin-Say, S.A., pursuant to a Stock Purchase Agreement, dated as of February 22, 1995, among the Company, Eridania and Cerestar.

     Enclosed for your review is the Prospectus, a Subscription Right Certificate and Instructions as to its use, and related documents concerning the Offering. To subscribe for shares, please follow the Instructions as to the use of the Subscription Right Certificate. The Offering will expire at 5:00 p.m., New York time, on April 10, 1995 unless extended by the Company. Rights not exercised by such time will expire and become worthless. Any questions or requests for assistance should be directed to The Bank of New York, at (800) 507-9357 (toll free).

                                          Sincerely,


                                          Patric J. McLaughlin
                                          President and Chief Executive Officer